Consent of Independent Registered Public Accounting Firm

The Board of Directors of
Capital Corp of the West:

We consent to incorporation by reference in the registration statement on Form S-8 of Capital Corp of the West of our report dated March 11, 2005, relating to the consolidated balance sheets of Capital Corp of the West and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and of our report dated March 11, 2005 relating to management’s assessment that Capital Corp of the West and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K of Capital Corp of the West, and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Sacramento, California
June 13, 2005